Exhibit 99.1
PRIDE INTERNATIONAL, INC.
PRELIMINARY CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)

	Year Ended
	December 31,
	2005	2004

REVENUES	$2,033,295	$1,712,200
OPERATING COSTS, excluding depreciation and amortization	1,388,288	1,146,760
DEPRECIATION AND AMORTIZATION	257,252	265,307
GENERAL AND ADMINISTRATIVE, excluding depreciation and amortization	97,755	74,851
IMPAIRMENT CHARGES	1,036	24,898
GAIN ON SALE OF ASSETS, net	(36,131)	(48,593)

EARNINGS FROM OPERATIONS	325,095	248,977
OTHER INCOME (EXPENSE)
Interest expense	(88,144)	(103,292)
Refinancing charges	—	(36,336)
Interest income	2,155	3,881
Other income (expense), net	9,517	526

Total other expense, net	(76,472)	(135,221)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND MINORITY INTEREST	248,623	113,756
INCOME TAX PROVISION	100,706	61,732
MINORITY INTEREST	19,662	24,453

INCOME FROM CONTINUING OPERATIONS	128,255	27,571
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, net of tax	340	(17,732)

NET EARNINGS	$128,595	$9,839

EARNINGS (LOSS) PER SHARE
Basic
Income from continuing operations	$0.84	$0.20
Income (loss) from discontinued operations	—	(0.13)

Net earnings	$0.84	$0.07

Diluted
Income from continuing operations	$0.80	$0.20
Income (loss) from discontinued operations	—	(0.13)

Net earnings	$0.80	$0.07

SHARES USED IN PER SHARE CALCULATIONS
Basic	152,497	135,821
Diluted	172,596	137,301